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                                                 October 20, 1997


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re:  Toymax International, Inc. Registration
                   Statement on Form 8-A12B

Gentlemen:

       On behalf of Toymax International, Inc. (the "Company"), we hereby respectfully request the withdrawal of the Company's Registration Statement on Form 8-A12B dated October 14, 1997, filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") relating to shares of common stock of the Company.

       Please be advised that the Company subsequently filed a Registration Statement on Form 8-A12G dated October 15, 1997, pursuant to Section 12(g) of the Exchange Act and has requested acceleration of the effectiveness of this Registration Statement to Monday, October 20, 1997 at 4:30 p.m.

       If you have any questions or require any additional information, do not hesitate to contact the undersigned at (212) 702-5966 or David L. Mathus of this office at (212) 702-5879. Thank you for your consideration.

                                                 Sincerely,

                                                 Jason K. Horowitz

cc:  Jennifer Hardy, Esq.
     Sanford B. Frank, Esq.
     David L. Mathus, Esq.